GIORDANO

03 MAR 18 AM 7:21

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 5168
Fax: (852) 2785 0343 / 2370 8864
http://www.giordano.com.hk

BY COURIER

March 17, 2003

Securities and Exchange Commission,
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington[redacted]
U.S.A.

03007554

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

SUPPL

Dear Sirs,

Re: Giordano International Limited (the "Company") – Sec File No. 82-3780

We attach the Company's notice of Annual General Meeting which was published today for your attention.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

Alice Leung
Company Secretary

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Encl.

LA/vs

dlw 3/20

GIORDANO

www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Giordano International Limited ("Company") will be held at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong on Thursday, April 24, 2003 at 11:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended December 31, 2002.
2. To declare a final dividend for the year ended December 31, 2002.
3. To declare a special dividend for the year ended December 31, 2002.
4. To re-elect retiring directors.
5. To re-appoint the auditors and to authorize the directors to fix their remuneration.
6. As special business, to consider and, if thought fit, pass, with or without modifications, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(1) "THAT:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to issue, allot or otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the directors of the Company may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers at any time during or after the end of the Relevant Period; and

(b) the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the directors of the Company pursuant to such mandate, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of rights of subscription or conversion under the terms of any warrants or other securities issued by the Company carrying a right to subscribe for or purchase shares of the Company; or (iii) the exercise of any option under any share option scheme of the Company adopted by its shareholders for the grant or issue to eligible persons options to subscribe for or rights to acquire shares of the Company; or (iv) any scrip dividend or other similar scheme implemented in accordance with the Bye-Laws of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on its Register of Members on a fixed record date in proportion to their holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or stock exchange in any territory outside Hong Kong)."

(2) "THAT:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to purchase shares in the capital of the Company subject to the following conditions:

(a) the exercise of all powers pursuant to such mandate shall be subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other applicable stock exchange; and

(b) the aggregate nominal amount of shares in the share capital of the Company which may be purchased pursuant to such mandate shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(3) "THAT the general mandate granted to the directors of the Company pursuant to the authority given in the resolution set out in item 6(1) in the notice convening this meeting to issue, allot or otherwise deal with additional shares of the Company during the Relevant Period (as defined in that Resolution) be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be issued, allotted or otherwise dealt with pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the directors of the Company pursuant to their exercise of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

By Order of the Board
LEUNG SZE MAN, ALICE
Company Secretary

Hong Kong, March 14, 2003

Notes:

(1) A shareholder entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a shareholder of the Company.

(2) To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting and any adjourned meeting.

(3) The Register of Members of the Company will be closed from April 22, 2003 to April 24, 2003, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final and special dividends (which will be payable on or about May 15, 2003) to be approved at the forthcoming Annual General Meeting, all transfers documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on April 17, 2003.

(4) Shareholders are recommended to read the Appendix – Explanatory Statement to the Annual Report which contains important information concerning the ordinary resolution set out in item 6(2) in the above notice.

(5) Concerning the ordinary resolutions set out in items 6(1) and 6(3) in the above notice, the purpose of the general mandate to be conferred on the directors of the Company is to enable them to issue shares up to a specified number without having to first obtain the consent of shareholders in general meeting. The need for such an issue of shares could, for example, arise in the context of a transaction (such as an acquisition) which has to be completed speedily. The directors believe that it is in the interest of the Company if such a general mandate is granted to them. The directors wish to state that they presently do not have any immediate plans